Exhibit 99.1

Claude Generates Record Quarterly Earnings of $10.2 Million in Q2

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

(All dollar amounts are in Canadian dollars unless stated otherwise)

Highlights:

•	2015 gold production guidance increased to 68,000 to 72,000 ounces
•	Q2 2015 gold production of 20,619 ounces, a 10% increase over Q2 2014
•	Q2 2015 total cash cost per ounce of gold sold (1) of $623 (U.S. $507), a 17% decrease from Q2 2014
•	Q2 2015 all-in sustaining cost per ounce of gold sold (1) of $954 (U.S. $776), a 10% decrease from Q2 2014
•	Q2 2015 mill head grade of 8.88 grams of gold per tonne, a 15% increase over Q2 2014
•	H1 2015 gold production of 41,686 ounces, a 39% increase over H1 2014 and a new six month record
•	Increased cash and bullion (2) to $20.9 million which exceeds long-term debt
•	Santoy Gap deposit advancing ahead of schedule and on pace to achieve 500 tonnes per day

SASKATOON, Aug. 13, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported that record second quarter net earnings of $10.2 million ($0.05 per share) were a $6.9 million improvement from net earnings of $3.3 million ($0.02 per share) for the same period in 2014. Year to date, net earnings of $15.4 million ($0.08 per share) were a $17.2 million improvement over the net loss of $1.8 million ($0.01 per share) reported during the first half of 2014.  The improvement in financial performance period over period and year to date was due to increased ounces produced and sold along with higher realized Canadian dollar gold prices.

"Our strong first half production performance and cost control has allowed the Company to continue to generate free cash flow at current gold prices," stated Brian Skanderbeg, President and Chief Executive Officer. "Our outlook for 2015 is on pace to set new production records, decrease unit costs, generate free cash flow and to strengthen the balance sheet. By achieving the midpoint of our updated production guidance, remaining on budget with our costs and realizing similar gold prices for the remainder of the year, we expect to yield strong annual free cash flow margins in 2015, positioning the Company to deliver continued shareholder value."

Financial Review
Second quarter gold revenue of $29.7 million was 20% higher than the $24.7 million reported in the comparable period in 2014. The increase was related to a 16% increase in gold sales volume (Q2 2015 – 20,534 ounces; Q2 2014 – 17,690 ounces) and a 4% increase in Canadian dollar gold prices realized per ounce. Year to date, gold revenue of $55.9 million increased 39% from the first half of 2014, a reflection of a 33% increase in gold sales volume (YTD 2015 – 37,860 ounces; YTD 2014 – 28,555 ounces) and a 5% increase in Canadian dollar gold prices realized.

Strong operating performance and higher grades reduced total cash cost per ounce of gold sold (1), inclusive of royalty costs, by 17% to $623 (U.S. $507) for the quarter and by 23% to $647 (U.S. $524) for the first six months of 2015.  All-in sustaining cost per ounce of gold sold (1) also benefited from similar drivers along with lower development costs from the Alimak mining method.  All-in sustaining cost per ounce of gold sold (1) decreased by 10% to $954 (U.S. $776) during the quarter and by 18% to $1,146 (U.S. $928) for the first six months of 2015.

Cash flow from operations before net changes in non-cash operating working capital (1) of $15.6 million ($0.08 per share) was up significantly from the $9.9 million ($0.05 per share) reported in the second quarter of 2014. Year to date, cash flow from operations before net changes in non-cash operating working capital (1) of $24.9 million ($0.13 per share) more than doubled the $11.6 million ($0.06 per share) reported during the first half of 2014. The strong financial performance year to date has allowed the Company to reduce long-term debt by $1.8 million and to increase our cash and bullion (2) position to $20.9 million from $11.2 million at December 31, 2014.

Financial Highlights	Q2 2015	Q2 2014	Change	YTD 2015	YTD 2014	Change

Revenue (000's)	$29,739	$24,718	20%	$55,922	$40,342	39%
Production costs (000's)	$11,910	$12,594	(5%)	$22,640	$23,222	(3%)
Cash flow from operations* (000's) (1)	$15,645	$9,863	59%	$24,913	$11,647	114%
Cash flow from operations* per share (1)	$0.08	$0.05	60%	$0.13	$0.06	117%
Net earnings (loss) (000's)	$10,245	$3,327	208%	$15,367	($1,784)	961%
Earnings (loss) per share (basic and diluted)	$0.05	$0.02	150%	$0.08	($0.01)	900%
Average realized price per ounce	$1,448	$1,397	4%	$1,477	$1,413	5%
Average realized price per ounce (U.S.$)	$1,178	$1,282	(8%)	$1,196	$1,288	(7%)
Total cash cost per ounce (1)	$623	$753	(17%)	$647	$841	(23%)
Total cash cost per ounce (U.S.$) (1)	$507	$691	(27%)	$524	$767	(32%)
All-in sustaining cost per ounce (1)	$954	$1,065	(10%)	$1,146	$1,390	(18%)
All-in sustaining cost per ounce (U.S.$) (1)	$776	$977	(21%)	$928	$1,267	(27%)
*Cash flow from operations before net changes in non-cash operating working capital.

Operations Review
Second quarter gold production of 20,619 ounces was 10% higher than the same period in 2014 – a product of higher ore grades averaging 8.88 grams of gold per tonne and strong recovery rates of 96.5%, partially offset by lower mill throughput. Year to date, total gold production of 41,686 ounces was a new six month production record. The 39% increase in gold production from the same period in 2014 was driven by a 39% increase in grade, positive reconciliation on grade and ounces from the mine plan at both the L62 and Santoy Gap deposits and the replacement of the lower grade Santoy 8 ore with higher grade Santoy Gap ore.  For the first six months of 2015, the Santoy Gap deposit has increased overall head grades at the Santoy Mine Complex by 86% and combined with a 47% increase in mill throughput, has improved gold ounces produced by 177% - demonstrating its high grade nature and significance to our future production profile. Over the last four quarters, the Company has produced 74,584 ounces of gold.

Production Highlights	Q2 2015	Q2 2014	Change	YTD 2015	YTD 2014	Change
Santoy Mine Complex
Tonnes milled	41,717	27,450	52%	80,614	54,784	47%
Head grade (grams per tonne)	8.96	5.65	59%	8.65	4.66	86%
Ounces produced	11,603	4,742	145%	21,585	7,801	177%
Seabee Gold Mine
Tonnes milled	33,064	52,296	(37%)	61,416	89,332	(31%)
Head grade (grams per tonne)	8.79	8.77	-	10.60	8.17	30%
Ounces produced	9,016	14,000	(36%)	20,101	22,285	(10%)

Total tonnes milled	74,781	79,746	(6%)	142,030	144,116	(1%)
Average head grade (grams per tonne)	8.88	7.70	15%	9.49	6.83	39%
Recovery (%)	96.5	95.0	2%	96.2	95.0	1%
Total gold produced (ounces)	20,619	18,742	10%	41,686	30,086	39%
Total gold sold (ounces)	20,534	17,690	16%	37,860	28,555	33%

Outlook
Based on our record operating performance, the Company has increased its 2015 production guidance at the Seabee Gold Operation to 68,000 to 72,000 ounces of gold (previously 60,000 – 65,000 ounces). With the increase in production guidance and our ability to remain on budget, unit cash costs and all-in sustaining costs are estimated to be 6% lower than original guidance.

	Revised 2015 Guidance	Previous 2015 Guidance	Variance (oz)*	Variance (%)*
Gold production	68,000 – 72,000	60,000 – 65,000	7,500	12%
Total cash cost per ounce (1)	$730 - $800	$785 - $850	($53)	(6%)
Total cash cost per ounce (U.S.$) (1) (3)	$580 - $635
All-in sustaining cost per ounce (1)	$1,100 - $1,200	$1,175 - $1,275	($75)	(6%)
All-in sustaining cost per ounce (U.S.$) (1) (3)	$875 - $950
*At mid-point of guidance.

For the remainder of the year, production and financial performance is expected to remain strong with mill throughput to average 800 tonnes per day while grades are expected to be more in-line with mineral reserve grades. The Santoy Gap ended the second quarter ahead of schedule by producing on average 458 tonnes per day and will continue to decrease production risk with the addition of multiple long-hole mining fronts. By year-end, we expect the Santoy Gap deposit to play an increasing role in our future production profile by producing on average over 500 tonnes per day. Infrastructure upgrades are ongoing to further increase the production rate to 600 to 700 tonnes per day in 2016.

The 2015 exploration program at the Santoy Mine Complex, consisting of approximately 6,000 metres, is advancing with the development of a drill chamber to test depth extensions. The drill chamber is anticipated to be complete near the end of the third quarter, at which time drilling will commence. At the Seabee Gold Mine, the 10,000 metre underground drill program has begun testing seven high priority near mine targets. Results from the Seabee Gold Mine underground program are expected in the third and fourth quarters while results from the Santoy Mine Complex are expected later in the year.

Conference Call and Webcast

We invite you to join our conference call and webcast today at 11:00 AM Eastern Time.

To participate in the conference call please dial 1-888-231-8191 or 1-647-427-7450.  A replay of the conference call will be available until August 20, 2015 by calling 1-855-859-2056 and entering the pass code 95997193.

To view and listen to the webcast please use the following URL in your web browser: http://event.on24.com/r.htm?e=1029307&s=1&k=C8EDEB40CECE766CB077A051B173B0FB

A copy of Claude's Q2 2015 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's Q2 2015 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov
(2)	Cash and bullion relates to current cash on hand of $16.8 million and $4.1 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)
(3)	Forecast uses a foreign exchange rate assumption of $1.26 CDN$/U.S.$

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505, or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:00e 13-AUG-15